

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

<u>Via E-mail</u>
John O'Shea
President and Director
Indo Global Exchange(s) Pte. Ltd.
Menara Standard Chartered
JI. Prof. Dr. Satrio 30th Floor
Jakarta Indonesia KAV146
Surabaya - Indonesia

    Re: **Indo Global Exchange(s) Pte. Ltd.**
              Item 4.01 Form 8-K
              Filed August 1, 2014
              File No. 000-53438

Dear Mr. O'Shea:

We issued comments on the above captioned filing on August 4, 2014. On October 6, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Branch Chief
Office of Beverages, Apparel and Mining